Exhibit 99.32

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form 40-F of our report dated April 23, 2026, relating to the consolidated financial statements of Gold X2 Mining Inc. (formerly Goldshore Resources Inc.) as of December 31, 2025, December 31, 2024, and January 1, 2024 and for the years ended December 31, 2025 and 2024, and our report dated April 28, 2025, relating to the consolidated financial statements of Gold X2 Mining Inc. (formerly Goldshore Resources Inc.) as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and the nine month period ended December 31, 2024 which are part of this Registration Statement.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Davidson & Company LLP

Chartered Professional Accountants

Dated: August 27, 2026 Vancouver, Canada